Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Amendment No. 1 to the Registration Statement No. 333-206476 on Form F-10 and to the use of our reports dated March 30, 2016 relating to the consolidated financial statements of Sandstorm Gold Ltd. (“Sandstorm”) and the effectiveness of Sandstorm’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of Sandstorm’s internal control over financial reporting because of a material weakness) appearing in this Amendment No. 1 to the Annual Report on Form 40-F of Sandstorm for the year ended December 31, 2015.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
December 7, 2016